                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004






                                    Form 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                          Commission file number 1-7479
                                                 ------


                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                      ------------------------------------
                            (Full title of the plan)



                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  ---------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                                      INDEX                                                PAGE
(a)   Signatures                                                                             1

(b)   Financial Statements:

      Independent Auditors' Report                                                           2

      Statements of Net Assets Available for Plan Benefits
         as of December 31, 1998 and 1997                                                    3

      Statements of Changes in Net Assets Available for Plan Benefits
         for the years ended December 31, 1998 and 1997                                    4 - 5

      Notes to Financial Statements                                                        6 - 12

      Schedule 1:  Line 27a - Schedule of Assets Held for Investment Purposes               13

      Schedule 2:  Line 27d - Schedule of Reportable Transactions -
         Year ended December 31, 1998                                                       14

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        BAY STATE GAS COMPANY
                                        BENEFITS COMMITTEE


                                            /s/ Thomas W. Sherman
                                        By _________________________________
                                           Thomas W. Sherman
                                           Committee Member


                                            /s/ William D. MacGillivray
                                        By _________________________________
                                           William D. MacGillivray
                                           Committee Member


                                            /s/ Elizabeth A. Foley
                                        By _________________________________
                                           Elizabeth A. Foley
                                           Committee Member





Date:  June 30, 1999

                          INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Bay State Gas Company:

We have audited the accompanying statements of net assets available for plan benefits of the Bay State Gas Company Savings Plan for Operating Employees as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Bay State Gas Company Savings Plan for Operating Employees at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP

Boston, Massachusetts
June 11, 1999

                              BAY STATE GAS COMPANY
                       SAVINGS PLAN FOR OPERATING EMPLOYEES

               Statements of Net Assets Available for Plan Benefits

                            December 31, 1998 and 1997

                                                                 1998              1997
                                                             -----------       ----------
Investments, at market value (note 4):
    Company Stock Master Trust (note 5)                      $ 6,281,048        5,778,711
    AIM Constellation Fund                                     2,072,548        1,535,362
    Templeton Foreign Fund                                     1,536,967        1,909,390
    Masterworks S&P 500 Stock Fund                             3,884,260        2,365,532
    Life Path Funds
       LifePath 2000                                              99,031           76,523
       LifePath 2010                                             326,940          215,379
       LifePath 2020                                             352,843          231,616
       LifePath 2030                                             290,087          232,839
       LifePath 2040                                             671,308          425,033
    Stable Value Fund                                          2,186,604        1,788,696
Investments, at cost which approximates fair value:
    Loan Fund                                                    868,314          756,305
                                                             -----------       ----------
                Total investments                             18,569,950       15,315,386

Contributions receivable from employees and employer              38,583              704
                                                             -----------       ----------

                Net assets available for plan benefits       $18,608,533       15,316,090
                                                             ===========       ==========



See accompanying notes to financial statements.

                                             BAY STATE GAS COMPANY
                                     SAVINGS PLAN FOR OPERATING EMPLOYEES

                Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

                                         Year ended December 31, 1998


                                                   PLAN
                                                INTEREST IN
                                                  COMPANY
                                                   STOCK            AIM        LIFEPATH     LIFEPATH     LIFEPATH      LIFEPATH
                                                  MASTER       CONSTELLATION     2000         2010         2020          2030
                                                   TRUST           FUND          FUND         FUND         FUND          FUND
                                                -----------    -------------   --------     --------     --------      ---------
Investment income:
   Interest and other investment income         $        --         50,954           --           --            --           --
Net appreciation (depreciation) in fair
   market value of investments                           --        255,241        9,016       36,511        47,714       45,362
Plan interest in Company Stock Master
   Trust investment income (note 5)                 636,833             --           --           --            --           --
                                                -----------      ---------       ------      -------       -------      -------
              Total investment income               636,833        306,195        9,016       36,511        47,714       45,362

Contributions:
   Employee                                         354,423        304,935       15,193       60,077        54,445       53,413
   Employer                                          74,748         57,794        2,769        8,149         9,252        8,686
                                                -----------      ---------       ------      -------       -------      -------
              Total contributions                   429,171        362,729       17,962       68,226        63,697       62,099

              Total additions                     1,066,004        668,924       26,978      104,737       111,411      107,461
                                                -----------      ---------       ------      -------       -------      -------

Benefits paid                                      (453,895)       (29,654)     (11,001)        (219)      (27,634)     (10,110)
Administrative fees (note 11)                        (1,390)          (641)          (2)         (84)          (77)        (102)
Transfers between funds                            (100,959)       (95,126)       6,861        8,381        38,621      (38,964)
                                                -----------      ---------       ------      -------       -------      -------

              Net increase (decrease)               509,760        543,503       22,836      112,815       122,321       58,285

Net assets available for plan benefits:
   Beginning of year                              5,778,962      1,535,507       76,523      215,379       231,634      232,878
                                                -----------      ---------       ------      -------       -------      -------

   End of year                                  $ 6,288,722      2,079,010       99,359      328,194       353,955      291,163
                                                ===========      =========       ======      =======       =======      =======


                                               LIFEPATH      TEMPLETON       MASTERWORKS      STABLE
                                                 2040         FOREIGN          S&P 500         VALUE        LOAN
                                                 FUND          FUND           STOCK FUND       FUND         FUND         TOTAL
                                               --------      ---------       -----------      ------       ------       -------
Investment income:
   Interest and other investment income              --       178,152           215,565       118,373      77,333        640,377
Net appreciation (depreciation) in fair
   market value of investments                  119,338      (268,783)          533,814            --          --        778,213
Plan interest in Company Stock Master
   Trust investment income (note 5)                  --            --                --            --          --        636,833
                                                -------     ---------         ---------     ---------     -------     ----------
              Total investment income           119,338       (90,631)          749,379       118,373      77,333      2,055,423

Contributions:
   Employee                                     102,254       222,594           422,049       257,644          --      1,847,027
   Employer                                      13,637        42,641            71,816        53,894          --        343,386
                                                -------     ---------         ---------     ---------     -------     ----------
              Total contributions               115,891       265,235           493,865       311,538          --      2,190,413

              Total additions                   235,229       174,604         1,243,244       429,911      77,333      4,245,836
                                                -------     ---------         ---------     ---------     -------     ----------
Benefits paid                                    (3,096)      (81,269)         (145,596)     (183,958)     (1,389)      (947,821)
Administrative fees (note 11)                      (257)         (526)             (877)       (1,616)         --         (5,572)
Transfers between funds                          16,780      (461,163)          431,686       157,818      36,065             --
                                                -------     ---------         ---------     ---------     -------     ----------
              Net increase (decrease)           248,656      (368,354)        1,528,457       402,155     112,009      3,292,443

Net assets available for plan benefits:
   Beginning of year                            425,072     1,909,478         2,365,656     1,788,696     756,305     15,316,090
                                                -------     ---------         ---------     ---------     -------     ----------

   End of year                                  673,728     1,541,124         3,894,113     2,190,851     868,314     18,608,533
                                                =======     =========         =========     =========     =======     ==========

See accompanying notes to financial statements.


                                                  BAY STATE GAS COMPANY
                                          SAVINGS PLAN FOR OPERATING EMPLOYEES

                     Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information

                                              Year ended December 31, 1997

                                                      PLAN
                                                  INTEREST IN
                                                    COMPANY
                                                     STOCK           AIM         LIFEPATH    LIFEPATH      LIFEPATH     LIFEPATH
                                                     MASTER     CONSTELLATION      2000        2010          2020         2030
                                                     TRUST          FUND           FUND        FUND          FUND         FUND
                                                  -----------   -------------    --------    --------      --------     --------
Investment income:
   Interest and other investment income          $        --       110,262            --           --            --          --
Net appreciation (depreciation) in fair
   market value of investments                            --        30,420         8,505       24,398        28,580      37,287
Plan interest in Company Stock Master
   Trust investment income (note 5)                1,550,637            --            --           --            --          --
                                                 -----------     ---------        ------      -------       -------     -------
              Total investment income              1,550,637       140,682         8,505       24,398        28,580      37,287

Contributions:
   Employee                                          369,494       288,386        18,806       55,887        51,570      41,633
   Employer                                           66,851        57,015         3,966        7,862         7,145       7,845
                                                 -----------     ---------        ------      -------       -------     -------
              Total contributions                    436,345       345,401        22,772       63,749        58,715      49,478

              Total additions                      1,986,982       486,083        31,277       88,147        87,295      86,765
                                                 -----------     ---------        ------      -------       -------     -------

Benefits paid                                       (223,821)      (45,847)       (4,538)        (608)         (172)    (30,838)
Administrative fees (note 11)                         (1,382)         (655)          (14)         (36)          (98)        (88)
Transfers between funds                             (535,244)         (385)      (30,975)     (15,519)       17,808      48,185
                                                 -----------     ---------        ------      -------       -------     -------
              Net increase (decrease)              1,226,535       439,196        (4,250)      71,984       104,833     104,024

Net assets available for plan benefits:
   Beginning of year                               4,552,427     1,096,311        80,773      143,395       126,801     128,854
                                                 -----------     ---------        ------      -------       -------     -------

   End of year                                   $ 5,778,962     1,535,507        76,523      215,379       231,634     232,878
                                                 ===========     =========        ======      =======       =======     =======


                                                 LIFEPATH      TEMPLETON       MASTERWORKS      STABLE
                                                   2040         FOREIGN         S&P 500          VALUE       LOAN
                                                   FUND          FUND          STOCK FUND        FUND        FUND          TOTAL
                                                 --------      ---------      -------------     -------     ------       ---------
Investment income:
    Interest and other investment income              --       203,373           79,731         105,305      63,850        562,521
Net appreciation (depreciation) in fair
    market value of investments                   50,112       (97,805)         412,027              --          --        493,524
Plan interest in Company Stock Master
    Trust investment income (note 5)                  --            --               --              --          --      1,550,637
                                                 -------     ---------        ---------       ---------     -------     ----------
                Total investment income           50,112       105,568          491,758         105,305      63,850      2,606,682

Contributions:
    Employee                                      74,067       241,061          287,336         240,837          --      1,669,077
    Employer                                      11,305        48,005           54,040          74,668          --        338,702
                                                 -------     ---------        ---------       ---------     -------     ----------
                Total contributions               85,372       289,066          341,376         315,505          --      2,007,779

                Total additions                  135,484       394,634          833,134         420,810      63,850      4,614,461
                                                 -------     ---------        ---------       ---------     -------     ----------

Benefits paid                                     (1,698)      (99,657)         (61,011)       (172,906)    (45,596)      (686,692)
Administrative fees (note 11)                       (170)         (661)            (669)           (731)         --         (4,504)
Transfers between funds                          136,843        35,979          329,753         (72,993)     86,548             --
                                                 -------     ---------        ---------       ---------     -------     ----------

                Net increase (decrease)          270,459       330,295        1,101,207         174,180     104,802      3,923,265

Net assets available for plan benefits:
    Beginning of year                            154,613     1,579,183        1,264,449       1,614,516     651,503     11,392,825
                                                 -------     ---------        ---------       ---------     -------     ----------

    End of year                                  425,072     1,909,478        2,365,656       1,788,696     756,305     15,316,090
                                                 =======     =========        =========       =========     =======     ==========


See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  DESCRIPTION OF PLAN

     (a)  GENERAL

          The Bay State Gas Company Savings Plan for Operating Employees ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

     (b)  ELIGIBILITY

          All employees of the Company and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible for participation. Participation begins in accordance with the terms of contracts negotiated with the various unions representing Company employees. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported income and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          Investments in the AIM Constellation Fund, Masterworks S&P 500 Stock Fund, LifePath Funds, Company Stock Master Trust and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



          Guaranteed Investment Contracts ("GICs") held by the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 7.48% and 7.18% at December 31, 1998 and 1997, respectively. At December 31, 1998, the fair value of the GICs held by the Stable Value Fund approximates contract value.

          The Merrill Lynch Income Accumulation Fund, held by the Stable Value Fund, is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

          Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     (c)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.


(3)  PLAN ADMINISTRATION

     (a)  ADMINISTRATION

          The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three to five individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

     (b)  EXPENSES

          The plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of ten in any calendar year.



                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(4)  INVESTMENTS

     All contributions are remitted to the Plan Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 10% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

     The following investment funds are offered to active participants of the
     Plan:

     * COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of the Bay State Gas Company.

     * AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     * TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

     * MASTERWORKS S&P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S&P 500 Index.

     * LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

     * STABLE VALUE FUND - Funds are invested in a combination of GICs and shares of the Merrill Lynch Income Accumulation Fund. The Merrill Lynch Income Accumulation fund is a pooled stable value fund that invests in a variety of fixed-income securities including: GICs, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

     * LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see note 7).



                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     At December 31, 1998, each of the investment funds had the following number of participants:

        Company Stock Master Trust                               351
        AIM Constellation Fund                                   230
        Templeton Foreign Fund                                   237
        MasterWorks S&P 500 Stock Fund                           281
        LifePath 2000 Fund                                        18
        LifePath 2010 Fund                                        54
        LifePath 2020 Fund                                        53
        LifePath 2030 Fund                                        52
        LifePath 2040 Fund                                        74
        Stable Value Fund                                        223


     All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of net assets available for plan benefits at December 31, 1998 and 1997.

(5)  INTEREST IN BAY STATE GAS COMPANY STOCK MASTER TRUST

     A portion of the Plan's investments are invested in the Company Stock Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the Bay State Gas Company Employee Savings Plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Merrill Lynch. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Master Trust was approximately 31%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. Contributions and benefit payments to Plan participants directly increase/decrease the assets of the Master Trust allocated to the Plan. The following table presents the fair values of investments for the Master Trust:

                                                 DECEMBER 31, 1998       DECEMBER 31, 1997
                                                 -----------------       -----------------
       Bay State Gas Company common stock           $20,183,148             18,493,079
                                                    ===========             ==========

     Investment income for the Master Trust is as follows:

                                                 YEAR ENDED                YEAR ENDED
                                             DECEMBER 31, 1998          DECEMBER 31, 1997
                                             -----------------          -----------------
 Net appreciation in fair value of Bay
    State Gas Company common stock               $1,260,903                  4,470,583
 Interest                                            10,372                      6,665
 Dividends                                          801,891                    905,878
                                                 ----------                  ---------

                                                 $2,073,166                  5,383,126
                                                 ==========                  =========

                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(6)  CONTRIBUTIONS

     (a)  PARTICIPANT CONTRIBUTIONS

          Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15 % of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $10,000 and $9,500 per year in 1998 and 1997, respectively. A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday wages, including premiums, compensation paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

     (b)  COMPANY CONTRIBUTIONS

          Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

     (c)  VESTING

          Employer and employee contributions vest immediately.


(7)  WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS

     (a)  WITHDRAWALS

          Contributions can be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

     (b)  BORROWINGS

          Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in The Wall Street Journal at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     (c)  DISTRIBUTIONS

          Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment, or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed the life expectancy of the participant and his or her beneficiary.

          Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than the end of the calendar year that includes the first anniversary of the participant's death or the end of the calendar year in which the participant would have been age 70 1/2. For any other beneficiary, death benefits must either be completed by the end of the calendar year containing the fifth anniversary of the participant's death or begin by the end of the calendar year containing the first anniversary of the participant's death.

          Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of net assets available for plan benefits in a lump sum, in partial payments, or in installments over a period not to exceed the life expectancy of the participant and his or her beneficiary.


(8)  INCOME TAX STATUS

     The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and the underlying trust was therefore exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.


(9)  PLAN TERMINATION

     (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

     (b) The Company may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.


                                                                     (Continued)

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(10) SUBSEQUENT EVENT

     On May 27, 1998, the shareholders of the Bay State Gas Company approved an Agreement and Plan of Merger whereby the Bay State Gas Company will be merged into NiSource Inc. (formerly known as NIPSCO Industries, Inc.). On February 12, 1999, the acquisition was completed. Currently, it is not known how the Plan may be merged into a NiSource plan.


(11) RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by the Trustee of the Plan and therefore qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $5,572 and $4,504 for the years ended December 31, 1998 and 1997, respectively.

                                                                      SCHEDULE 1

                                            BAY STATE GAS COMPANY
                                     SAVINGS PLAN FOR OPERATING EMPLOYEES

                          Line 27a - Schedule of Assets Held for Investment Purposes

                                               December 31, 1998


                                                            (c)
                                                 DESCRIPTION OF INVESTMENT,
               (b)                                INCLUDING MATURITY DATE,                                         (e)
     IDENTITY OF ISSUE, BORROWER,            RATE OF INTEREST, COLLATERAL, PAR                     (d)           CURRENT
(a)    LESSOR OR SIMILAR PARTY                       OR MATURITY VALUE                            COST            VALUE
---  ----------------------------            --------------------------------------           ------------     -----------
 *    Company Stock Master Trust                 Master Trust; 350,505 units                   $ 3,747,364      6,281,048

 *    Stable Value Fund                          Pooled Fund; 175,240 shares                     2,186,604      2,186,604

      AIM Constellation Fund                     Mutual Fund; 67,908 shares                      1,757,238      2,072,548

      Templeton Foreign Fund                     Mutual Fund; 183,190 shares                     1,752,136      1,536,967

 *    MasterWorks S&P 500 Stock Fund             Mutual Fund; 157,833 shares                     2,865,523      3,884,260

 *    LifePath 2000 Fund                         Collective Trust Fund; 6,811 shares                86,570         99,031

 *    LifePath 2010 Fund                         Collective Trust Fund; 18,898 shares              265,669        326,940

 *    LifePath 2020 Fund                         Collective Trust Fund; 18,039 shares              271,700        352,843

 *    LifePath 2030 Fund                         Collective Trust Fund; 13,562 shares              222,432        290,087

 *    LifePath 2040 Fund                         Collective Trust Fund; 28,676 shares              513,943        671,308

 *    Loan Fund                                  Participant loans; interest at 7%-10%             868,314        868,314
                                                                                               -----------     ----------

                       Total assets held for investment purposes                               $14,537,493     18,569,950
                                                                                               ===========     ==========

 *    Party-in-interest

                                             BAY STATE GAS COMPANY
                                     SAVINGS PLAN FOR OPERATING EMPLOYEES

                                Line 27d - Schedule of Reportable Transactions

                                         Year ended December 31, 1998

                                                                                                                   (h)
                                                                                            (f)                  CURRENT       (i)
                                                                                          EXPENSE       (g)       VALUE        NET
                                            (b)                (c)        (d)     (e)    INCURRED      COST    OF ASSET ON    GAIN
              (a)                       DESCRIPTION         PURCHASE    SELLING  LEASE     WITH         OF     TRANSACTION     OR
IDENTITY OF PARTY INVOLVED               OF ASSETS            PRICE      PRICE   RENTAL TRANSACTION    ASSET      DATE       (LOSS)
--------------------------         ----------------------   --------    -------  ------ -----------   -------  -----------   -------
  AIM Constellation Fund           Mutual Fund - purchase   $536,838        --     --       --        536,838    536,838         --
                                               - sale             --   254,892     --       --        246,392    254,892      8,500

  Templeton Foreign Fund           Mutual Fund - purchase    449,101        --     --       --        449,101    449,101         --
                                               - sale             --   552,741     --       --        571,183    552,741    (18,442)

* MasterWorks S&P 500 Stock Fund   Mutual Fund - purchase  1,407,302        --     --       --      1,407,302  1,407,302         --
                                               - sale             --   422,388     --       --        324,091    422,388     98,297

* Stable Value Fund                Pooled Fund - purchase    755,538        --     --       --        755,538    755,538         --
                                               - sale             --   475,966     --       --        475,966    475,966         --

* Company Stock Master Trust       Master Trust - purchase   567,326        --     --       --        567,326    567,326         --
                                                - sale            --   701,823     --       --        428,257    701,823    273,566

  * Party-in-interest